Exhibit 12.1
Wheeling-Pittsburgh Corporation
Ratio of Earnings to Fixed Charges

(dollars in thousands)

		Reorganized Company			Predecessor Company
	Nine		Nine	Five	Seven
	Months	Year	Months	Months	Months	Year
	Ended	Ended	Ended	Ended	Ended	Ended
	September 30,	December 31,	September 30,	December 31,	July 31,	December 31,
	2005	2004	2004	2003	2003	2002
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for minority interests or income from equity investees	$(17,462)	$81,033	$76,517	$(41,727)	$320,246	$(61,438)
Fixed charges	21,714	27,360	20,592	10,879	11,946	21,069
Amortization of capitalized interest	6,006	6,288	6,093	2,706	3,790	7,349
Distributed income of equity investees	5,147	2,793	2,794	997	2,728	1,765
Capitalized interest	(2,212)	(4,050)	(3,276)	(243)	(837)	(1,774)
Minority interest in loss of consolidated subsidiary	62	—	—	—	—	—

Total	$13,255	$113,424	$102,720	$(27,388)	$337,873	$(33,029)

Fixed charges:
Interest expense, including amortization of debt issuance costs	$16,764	$19,778	$14,669	$9,329	$9,185	$15,987
Capitalized interest	2,212	4,050	3,276	243	837	1,774
Portion of rental expense which represents an interest factor	2,738	3,532	2,647	1,307	1,924	3,308

Total	$21,714	$27,360	$20,592	$10,879	$11,946	$21,069

Ratio of earnings to fixed charges	(a )	4.15x	4.99x	(a )	28.28x	(a )

(a)	The deficiency of earnings to cover fixed charges was $8,459, $38,267 and $54,098 for the nine months ended September 30, 2005, for the five months ended December 31, 2003 and for the year ended December 31, 2002, respectively.

Supporting calculations:
Ratio	0.61	4.15	4.99	(2.52)	28.28	(1.57)
Deficiency	8,459	—	—	38,267	—	54,098

Pre-tax income	(10,553)	95,710	87,309	(39,022)	322,790	(57,556)
Equity income	(6,909)	(14,677)	(10,792)	(2,705)	(2,544)	(3,882)
Net	(17,462)	81,033	76,517	(41,727)	320,246	(61,438)

Equity income of affiliates	6,909	14,677	10,792	2,705	2,544	3,882
Cash flow change	(1,762)	(11,884)	(7,998)	(1,708)	184	(2,117)
Dividends received	5,147	2,793	2,794	997	2,728	1,765